# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON D.C. 20549



## FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission file number : 333-35732, 33-75564, 33-75566, 333-12939, 333-67133, 333-85289

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Employees Retirement Savings Plan
(formerly BorgWarner Air/Fluid Systems Inc., Retirement Savings Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
200 South Michigan Avenue
Chicago, IL 60604



REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER EMPLOYEES RETIREMENT SAVINGS PLAN

Date: June 25, 2004

By: Regis J. Trenda
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By:__________________________
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By: William C. Cline
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By:__________________________
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER EMPLOYEES RETIREMENT SAVINGS PLAN

Date: June 25, 2004

By:_________________________
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By: Robin J. Adams
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By:_________________________
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By: Timothy M. Manganello
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER EMPLOYEES RETIREMENT SAVINGS PLAN

Date: June 25, 2004

By:/s/ REGIS J. TRENDA
Name: Regis J. Trenda
Title: Member Retirement Savings Plan Committee

By: /s/ ROBIN J. ADAMS
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By: /s/ WILLIAM C. CLINE
Name: William C. Cline
Title: Member Retirement Savings Plan Committee

By: /s/ TIMOTHY M. MANGANELLO
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

Deloitte.

# *BorgWarner Employees Retirement Savings Plan*

## *(formerly BorgWarner Air/Fluid Systems Inc., Retirement Savings Plan)*

*Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm*

# BORGWARNER EMPLOYEES RETIREMENT SAVINGS PLAN (FORMERLY BORGWARNER AIR/FLUID SYSTEMS INC., RETIREMENT SAVINGS PLAN)

## TABLE OF CONTENTS



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BorgWarner Employees Retirement Savings Plan:

We have audited the accompanying financial statements of the BorgWarner Employees Retirement Savings Plan (formerly BorgWarner Air/Fluid Systems Inc., Retirement Savings Plan) (the "Plan") as of December 31, 2003 and 2002, and for the year ended December 31, 2003, as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 23, 2004

# BORGWARNER EMPLOYEES RETIREMENT SAVINGS PLAN (FORMERLY BORGWARNER AIR/FLUID SYSTEMS INC., RETIREMENT SAVINGS PLAN)

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003 AND 2002 (In thousands)

| | 2003 | 2002 |
|---|---|---|
| ASSETS: | | |
| Investment in Master Trust (Notes 4 and 6) | $ 67,857 | $ 23,984 |
| Contributions receivable | 98 | 125 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 67,955 | $ 24,109 |

See notes to financial statements.

# BORGWARNER EMPLOYEES RETIREMENT SAVINGS PLAN (FORMERLY BORGWARNER AIR/FLUID SYSTEMS INC., RETIREMENT SAVINGS PLAN)

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2003 (In thousands)

| | |
|---|---|
| ADDITIONS TO NET ASSETS: | |
| Investment income from the Master Trust: | |
| Net unrealized/realized appreciation in fair value of investments (Note 4) | $ 7,154 |
| Interest income | 20 |
| Dividend income | 519 |
| Total investment loss | 7,693 |
| Contributions from participants | 1,640 |
| Contributions from the Company | 1,897 |
| Merger of Assets from other BorgWarner plans (Note 1) | 34,904 |
| Total additions | 46,134 |
| DEDUCTIONS FROM NET ASSETS: | |
| Participants' withdrawals | 1,772 |
| Transfers to other BorgWarner plans | 498 |
| Miscellaneous expenses (Note 5) | 18 |
| Total deductions | 2,288 |
| NET INCREASE | 43,846 |
| NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year | 24,109 |
| NET ASSETS AVAILABLE FOR BENEFITS—End of year | $ 67,955 |

See notes to financial statements.

## 1. DESCRIPTION OF PLAN

The following description of the BorgWarner Employees Retirement Savings Plan (formerly BorgWarner Air/Fluid Systems Inc., Retirement Savings Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

***General***—The Plan was established on July 1, 1989 and is a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan is sponsored by BorgWarner Inc. (the "Company" or the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Eligibility***—Employees of the Company or a related employer of the Company, provided the plant at which the employee works has adopted the plan, are immediately eligible to start making employee contributions as of their date of hire. Beginning July 1, 2003, the Company matched contributions to the Company Retirement Account and the Retiree Health Account as of the employee's hire date; the Company matched contributions to the Employee Retirement Account upon completion of 60 days of service. Prior to July 1, 2003, Company contributions were made upon completion of six months of service.

***Plan Mergers***—The BorgWarner TorqTransfer Systems Inc. Retirement Savings Plan (the "TorqTransfer plan"), the BorgWarner Cooling Systems Inc. Retirement Savings Plan (the "Cooling Systems plan"), the BorgWarner Turbo Systems Inc. Retirement Savings Plan (the "Turbo Systems plan"), and the BorgWarner Medallion Retirement Savings Plan (the "Medallion plan") were merged in the Plan effective November 28, 2003. On November 28, 2003, all plan assets were transferred into the Plan from the TorqTransfer plan ($3,720,000), the Cooling Systems plan ($18,048,000), Turbo Systems plan ($12,269,000), the Medallion plan ($867,000) and participants of these plans began participating in the Plan.

***Participants' Accounts***—Individual accounts are maintained for each Plan participant. The participants' accounts consist of the following:

*Company Retirement Account*—The Company makes contributions as a percentage of participants' compensation, based on years of vested service and age, to this account on behalf of each eligible participant. No employee contributions are made to this account.

*Employee Retirement Account*—Participants may voluntarily contribute from one to three percent of their compensation to this account. Beginning July 1, 2003, new employees are automatically enrolled at three percent upon completion of 60 days of service, unless they elect not to participate. The Company makes contributions equal to 100 percent of participants' contributions. The Company match is automatically invested in the BorgWarner Inc. Stock Fund. Once invested, participants may transfer the Company match to any of the other investment choices.

*Savings Account*—Participants may voluntarily contribute from one to ten percent of their compensation to this account. No Company contributions are made to this account.

*Retiree Health Account*—Participants may voluntarily contribute from one to three percent of their compensation to this account depending on their date of hire and when their facility adopted this provision of the Plan. The Company makes contributions equal to 100 percent of participants' contributions to this account, limited to $500 per year.

***Investment Options***—Participants elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account, and Retiree Health Account in one or more of the following funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund, which are not fund elections available to participants: Barclays Mid Cap Equity Index Fund, Barclays Russell 2000 Index Fund, Barclays US Debt Index Fund, Barclays Equity Index, which are all collective trust funds; One Group Mid Cap Value Fund, The George Putnam Fund of Boston, Putnam Voyager Fund, Putnam Small Cap Value Fund, Putnam OTC Emerging Growth Fund, Putnam International Growth Fund, Putnam Vista Fund, and Global Growth Fund, which are all mutual funds; Investment Contracts Fund, BorgWarner Inc. Stock Fund, Loan Fund, and Pending Account.

The BorgWarner Inc. Stock Fund invests solely in the common stock of BorgWarner Inc. All purchases of BorgWarner Inc. stock are made on the open market.

***Vesting***—Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest (a) 100 percent upon completion of three years of vested service or (b) upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

***Withdrawals***—While a participant is actively employed, no withdrawals may be made from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participant's option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

***Loans***—Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000, limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2003 range from 5.00% to 10.50%. No loans are permitted from the Company Retirement Account, the Employee

Retirement Account, or the Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account. Principal and interest is paid ratably through payroll deductions.

***Priorities Upon Termination***—Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

***Payment of Benefits***—Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in the form of installments or a lump sum.

***Forfeited Accounts***—At December 31, 2003 and 2002, forfeited nonvested accounts totaled $88,000 and $38,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2003, employer contributions were reduced by $63,000 from forfeited nonvested accounts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Investments***—The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund was $146,846,000 and $136,311,000 at December 31, 2003 and 2002, respectively, compared to the fair value of $153,376,000 and $146,118,000, respectively. The average yield for the Investment Contracts Fund was 5.7% percent for the year ended December 31, 2003. The crediting interest rate was 5.7% and 5.93% at December 31, 2003 and 2002, respectively. The Investment Contracts Fund is fully benefit-responsive. Investments in all other funds of the Master Trust are stated at market value as reported by the Trustee. The Loan Fund is valued at cost plus accrued interest, which approximates fair value.

***Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

***Miscellaneous Expenses***—Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

***Payment of Benefits***—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2003 and 2002.

***Transfers***—Along with the Plan, other entities of the Corporation sponsor defined contribution plans. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner sponsored plan during the year, that participant's account balance is transferred to the corresponding plan.

## 3. TAX STATUS

The Plan obtained a determination letter, dated January 22, 2002, in which the Internal Revenue Service stated that the Plan, as amended through April 16, 2001, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management believes the Plan is currently designed and is being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

## 4. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of December 31, 2003 and 2002 are as follows:

| | 2003 (In thousands) | 2002 (In thousands) |
|---|---|---|
| Investment in Master Trust | $ 67,857 | $ 23,984 |

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,154,000 as follows:

| | (In thousands) |
|---|---|
| Mutual funds | $ 2,552 |
| Collective trust funds | 1,458 |
| BorgWarner Inc. Stock Fund | 3,144 |
| Total | $ 7,154 |

## 5. RELATED-PARTY TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Putnam for administrative services amounted to $3,000 for the year ended December 31, 2003, and are included in miscellaneous expenses. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

## 6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of the trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, Putnam Fiduciary Trust maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

At December 31, 2002, the Master Trust consisted of the investments of ten defined contribution plans sponsored by entities of the Corporation. As of December 31, 2003, the number of plans has been reduced to five, as a result of plan mergers. The investment account of the Master Trust is valued at fair value at the end of each business day. The net gain (loss) in the account is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 9.97 percent and 4.36 percent, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2003 and 2002 and the components of investment income for the Master Trust for the year ended December 31, 2003:

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| Carrying value of investments (in thousands): | | |
| Mutual funds | $310,882 | $251,199 |
| Collective trust funds | 133,552 | 100,612 |
| BorgWarner Inc. Stock Fund | 83,149 | 55,310 |
| Investment Contracts Fund | 146,865 | 136,311 |
| Loan Fund | 5,826 | 5,563 |
| Cash and cash equivalents | 543 | 838 |
| Total | $680,817 | $549,833 |

| | Year Ended December 31, 2003 |
|---|---|
| Investment income (loss) (in thousands): | |
| Net realized/unrealized appreciation in fair value of investments: | |
| Mutual funds | $ 56,335 |
| Collective trust funds | 24,535 |
| BorgWarner Inc. Stock Fund | 36,306 |
| Total net realized/unrealized appreciation | 117,176 |
| Interest income | 383 |
| Dividend income | 11,860 |
| Total | $129,419 |

* * * * * *

Deloitte.

**Deloitte & Touche LLP**
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-12939, 33-75566, 33-75564, 333-67133, 333-85289, and 333-35732 on Form S-8 of BorgWarner Inc. of our report dated June 23, 2004, appearing in this annual report on Form 11-K of the BorgWarner Employees Retirement Savings Plan (formerly BorgWarner Air/Fluid Systems Inc., Retirement Savings Plan) for the year ended December 31, 2003.

Deloitte & Touche LLP

June 25, 2004